SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
(Name of Issuer)

Shares of Beneficial Interest, par value $1.00 per share
(Title of Class of Securities)

337400105
(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337400105                                           Page 2 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporex Realty & Investment, LLC
          61-0670372
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Kentucky, U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,769,280
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                      -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,769,280
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,769,280 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.11%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporex Companies, LLC
          61-1189951
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Kentucky, U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,769,280
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                     -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,769,280
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,769,280 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.11%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 4 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William P. Butler
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a)
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,969,280
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING             8      SHARED VOTING POWER
        PERSON WITH
                                     -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,969,280
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,969,280 - See Item 5

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.8%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 5 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J. William Blackham III
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  11,000
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                    -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     11,000
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,000 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2 to Schedule 13D amends Item 4 of the Schedule 13D filed on July 14, 2003 by Corporex Realty & Investment, LLC (“Corporex Realty”), Corporex Companies, LLC (“Corporex Companies”), William P. Butler and J. William Blackham III (Corporex Realty, Corporex Companies and Messrs. Butler and Blackham are collectively referred to herein as the “Reporting Persons”). This filing relates to the shares of beneficial interest, par value $1.00 per share (the “Shares”), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the “Issuer”).

Item 4.

            On August 13, 2003, Corporex Realty made a non-binding written proposal to Issuer’s trustees for a transaction pursuant to which Corporex Realty would contribute a portfolio of operating office properties in exchange for a significant interest in the Issuer and representation on the Issuer’s Board of Trustees. Corporex Realty believes that this portfolio of office properties is of institutional quality and would serve to revive the Issuer as a self-managed, growth-oriented real estate investment trust. Corporex Realty is awaiting a response to its proposal from the Issuer’s trustees. Except as modified by the foregoing, Item 4 of the Schedule 13D filed on July 14, 2003 remains in full effect as originally filed. The Reporting Persons continue to retain the right to change their investment intent, to propose one or more other or additional possible transactions to the Issuer’s trustees, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by them in any manner permitted by law.

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2003

CORPOREX REALTY & INVESTMENT, LLC

By:*__________________________________
      Name:
      Title:

CORPOREX COMPANIES, LLC

By:*__________________________________
      Name:
      Title:

*_____________________________________
William P. Butler

*_____________________________________
J. William Blackham III

*By:     /s/ Edward E. Steiner
         Edward E. Steiner
         Attorney-in-Fact